SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS

CNPJ (Company Taxpayer Number): 00.001.180/0001-26

PUBLICLY HELD COMPANY

NIRE (State Registration Number) 53300000859

MINUTES OF THE HUNDRED AND SEVENTEENTH FOURTH EXTRAORDINARY GENERAL MEETING, HELD ON MARCH 29th, 2019

1.  DATE, TIME AND PLACE: It was held on March 29th, 2019, at 11 a.m., at the headquarters of the Company, located on Setor Comercial Norte – SCN, Quadra 06, Conjunto A, Bloco A, 6º andar – Ed. Venâncio 3000, Asa Norte, Brasília, DF, 70716-900.

2. NOTICE: The notice was published, pursuant to article 124 of Act 6.404/1976, of December 15th, 1976 ("Corporation Law"), on the Official Daily Gazette and on the newspapers O Globo, Correio Braziliense and Valor Econômico, on February 27th and 28th, 2019, March 1st and 7th, 2019.

3. PUBLICATIONS AND DISCLOSURES: In addition to the provisions in item 2 above, the call notice and the Management Proposal were also published and disclosed on the websites of the Company (www.eletrobras.com/ri/assembleiasacionistas) and of the Securities and Exchange Commission (CVM) (www.cvm. gov.br).

4. ATTENDANCE:  The shareholders representing 1,035,174,563 total shares, corresponding to 76.53% (seventy-six point fifty-three percent) of the voting capital stock of the Company were present, considering those physically present or those represented in accordance with the applicable legislation, according to the signatures contained in folio 84 of the Shareholders Attendance Book no. 04, including that of the representative of the Union, Dr. LUIZ FREDERICO DE BESSA FLEURY, designated by PGFN Ordinance No. 128, dated March 12th, 2018, published in the Official Daily Gazette of March 14th, 2018, and those who submitted valid Distance Voting Bulletin. The said quorum to confirm the meeting sets the minimum of 1/4 (one fourth) of the voting capital stock, as provided for in article 125 of Act 6.404/1976, to deliberate the items on the agenda. Also present, for clarification and support at the meeting, the Market Relations Manager, Francisco de Assis Duarte de Lima, and the Fiscal Council Member of Eletrobras ANDRÉ EDUARDO DANTAS.

5. MEETING: The General Coordinator of the Distribution Board, MARCOS DO NASCIMENTO PEREIRA, assumed the chairmanship of the meeting, pursuant article 17, paragraph 8, of the Bylaws, replacing the President of Eletrobras, WILSON FERREIRA JR., according the Resolution of the Executive Board of Eletrobras no. 124/2019, dated March 18th, 2019, and CLAUDIA LEITE TEIXEIRA CASIUCH was the secretary.

6. AGENDA: 1. To approve the amendment of item 2 of the agenda of the 173rd Extraordinary General Meeting, changing the term for the transfer of the control of Amazonas Distribuidora de Energia SA (hereinafter referred to as "Amazonas Energia") to Consórcio Oliveira Energia - ATEM ("Buyer"), winner of the Auction held on December 10th, 2018, to until April 15th, 2019, provided the following events occur cumulatively: (i) that the Granting Authority extends the designation for the provision of distribution services, by said the distributor, to until April 15th, 2019; and (ii) that, irrevocably and irreversibly, the Granting Authority ensures that the resources necessary to operate, maintain and make investments related to the temporary provision of the public service of the respective distributor, until April 15th, 2019, are provided by the tariff and or by the Federal Government and/or the Sectoral Funds, maintaining full economic and financial neutrality for the entire new designation period, without any injection of investments by Eletrobras.

7. RESOLUTION: Once the Meeting was CONFIRMED, and the reading of the documents and proposals being waived, it was approved by the attending shareholders that the minutes be drawn up in the form of a summary of the events, including disagreements and protests, containing only the transcript of the resolutions taken, as provided in the first paragraph of article 130 of Act 6.404/1976. Before we proceed to the vote, it remains recorded that on March 25th, 2019, the Ministry of Mines and Energy issued the Ordinance no. 175, which extends the period of appointment for the provision of temporary distribution services of the company Amazonas Distribuidora de Energia S.A until April 15th, 2019, or until the assumption of the new concessionaire, Consórcio Oliveira Energia, whichever occurs first.

Although there was no express mention in MME Ordinance No. 175, assuring the necessary resources to operate, maintain and make investments related to the temporary provision of the public service of the respective distributor until April 15th, 2019, without any contribution by Eletrobras, the Company is supported by MME Ordinance 338, dated July 26th, 2016, which governs the use of funds from the Global Reversion Reserve Fund (RGR) for the adequate provision of the public electricity service until the assumption of a new concessionaire, and in the decision of the 165th Extraordinary General Meeting of Eletrobras, dated July 22nd, 2016, which vetoed any contribution by Eletrobras to its distribution companies.

That being said, after examination and discussion of the matters on the agenda, in accordance with the provisions of the call notice, the shareholders deliberated the following, in accordance with the attached voting map:

7.1. To approve, by a majority, with 580,512,596  favorable votes, the amendment of item 2 of the decision of the 173rd Extraordinary General Meeting, with the postponement of the term for the transfer of the share control of Amazonas Distribuidora de Energia SA to April until 30th, 2019, provided that , until the transfer of the distributor to the new controller, all the resources necessary to operate, maintain and make investments related to the public services of the respective distributor are provided by the tariff, by the Federal Government or by the Sectoral Funds, maintaining the economic and financial balance of Amazonas

Energia, without any contribution, in any way, by Eletrobras, with the exclusion of the condition that foresees that the Granting Authority extend the designation to provide the services of distributor, by the said distributor, until April 30th, 2019, as an act of the Federal Government, as a granting power and not as shareholder of Eletrobras, with 201,391,496 favorable votes to the Management Proposal, 10,352 votes against the proposal and 253,260,119 abstentions.

7.2. Specify that the BNDES and BNDESPAR shareholders present at this Meeting abstained from voting on the Agenda item related to the privatization of Amazonas Distribuidora de Energia SA, since BNDES is mandated to carry out the privatization modeling of the Distributors controlled by Eletrobras, and compliance with best corporate governance practices suggests that BNDES and BNDESPAR abstain from these matters.

8. CLOSING: There being no further business, the Chairman closed the meeting and adjourned it for the time required to draw up these minutes, in the form of a summary of the events. Reopening the session, these minutes were read and, once approved, were signed by those present.

Brasília, March 29th, 2019.

MARCOS DO NASCIMENTO PEREIRA

LUIZ FREDERICO DE BESSA FLEURY
President	Representing the Federal Government

JULIANA CALIXTO PEREIRA

JONNAS ROQUETTI FERNANDES

Representing BNDES and BNDESPAR	Representing MALIKO INVESTMENTS LLC, MANUKA INVESTMENTS LLC e HELONA INVESTMENTS LLC

PEDRO HENRIQUE BARROS ARAÚJO

Representing:

BRADESCO/CITIBANK, N.A. - DEPOSITARY RECEIPT SERVICES.

CHRISTIANO M. DE GODOY

Representing:

AMUNDI FUNDS; ARROWSTREET INTERNATIONAL EQUITY EAFE ALPHA EXTENSION CIT; FIDELITY FUNDS - LATIN AMERICA FUND; FIDELITY UCITS II ICAV / FIDELITY MSCI EMERGING M I FUND; KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRE; PINEHURST PARTNERS, L.P.; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; BRITISH COAL STAFF SUPERANNUATION SCHEME; FIDELITY INVESTMENTS MONEY MANAGEMENT INC; FORSTA AP-FONDEN; GLOBAL TRUST COMP FBO AQR COLLEC INV TRUST-AQR E E C I FUND; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; MINEWORKERS  PENSION SCHEME; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; SCRI ROBECO QI INST EMERG MKTS ENHANCED IND EQUITIES FUND; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST; RBC EMERGING MARKETS DIVIDEND FUND; RBC FUNDS (LUX) - EMERGING MARKETS VALUE EQUITY FUND; RBC QUANT EMERGING MARKETS EQUITY LEADERS ETF; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND; ROBECO CAPITAL GROWTH FUNDS; BANCLASS FUNDO DE INVESTIMENTO EM ACOES; FUNDO DE INVESTIMENTO DE ACOES DINAMICA ENERGIA

DISTANCE VOTERS

PER VALUE FUNDO DE INVESTIMENTO EM ACOES; CORNELL UNIVERSITY; BERNSTEIN DEL BUS TRUST,EMERG.MKTS SER.; CALIFORNIA PUBLIC EMPLOYEES  RETIREMENT SYSTEM; ASCENSION HEALTH MASTER PENSION TRUST; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; AB FCP II - EMERGING MARKETS VALUE PORTFOLIO; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.; IBM 401 (K) PLUS PLAN; IRISH LIFE ASSURANCE PLC; LELAND STANFORD JUNIOR UNIVERSITY; MANAGED PENSION FUNDS LIMITED; MARYLAND STATE RETIREMENT AND PENSION SYSTEM; NORGES BANK; ONTARIO TEACHERS PENSION PLAN BOARD; PRUDENTIAL TRUST COMPANY; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX; PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI; SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G; RUSSEL EMERGING MARKETS EQUITY POOL; STATE OF IND PUBLIC EMPL RET FUND; STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS; ST LT DEP SCOTTISH WIDOWS TRKS EMG MKT FUN; STICHTING PHILIPS PENSIOENFONDS; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT ALLOWANCES; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; THE EMERGING M.S. OF THE DFA I.T.CO.; THE MONETARY AUTHORITY OF SINGAPORE; VANGUARD INVESTMENT SERIES PLC; ACADIAN EMEMRGING MARKETS EQUITY FUND; STATE OF NEW JERSEY COMMON PENSION FUND D; BELL ATLANTIC MASTER TRUST; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND; INVESCO GLOBAL AGRICULTURE ETF; PANAGORA GROUP TRUST; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; ROCKFELLER BROTHERS FUND; SANFORD C.BERNSTEIN FUND, INC.; ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD; IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR; STATE OF ALASKA RETIREMENT AND BENEFITS PLANS; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE PENSION RESERVES INVESTMENT MANAG.BOARD; VKF INVESTMENTS LTD; GMAM GROUP PENSION TRUST II; WASHINGTON STATE INVESTMENT BOARD; WM POOL - GLOBAL EQUITIESTRUST N  6; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; LEGG MASON GLOBAL FUNDS PLC; NEW ZEALAND SUPERANNUATION FUND; WHEELS COMMON INVESTMENT FUND; AMERICAN HONDA MASTER RETIREMENT TRUST; CATERPILLAR INC MASTER RETIREMENT T; FORD MOTOR CO DEFINED BENEF MASTER TRUST; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; INTERNATIONAL MONETARY FUND; LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; BP PENSION FUND; STATE STREET C S JERSEY L T O T COSM I F; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; ILLINOIS MUNICIPAL RETIREMENT FUND; UTAH STATE RETIREMENT SYSTEMS; BOARD OF PENSIONS OF THE EVANGELICAL

LUTHERAN CHURCH IN AMER; PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP; CHEVRON MASTER PENSION TRUST; EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; CMLA INTERNATIONAL SHARE FUND; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; DUKE POWER CO EMPLOYEE RETIREMENT PLAN; ALASKA PERMANENT FUND; CITY OF NEW YORK GROUP TRUST; DUNHAM INTERNATIONAL STOCK FUND; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; VICTORIAN FUNDS MAN C A T F V E M T; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; GMI INVESTMENT TRUST; INTERNATIONAL EQUITY FUND; IBM DIVERSIFIED GLOBAL EQUITY FUND; ISHARES PUBLIC LIMITED COMPANY; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; NORTHERN TRUST LUXEMBOURG MGMT CO SA ON BEHALF OF UNIVEST; THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; PARAMETRIC EMERGING MARKETS FUND; STICHTING BEDRIJFSTAKPENSIOENFONDS V H BEROEPSVERVOER O D WE; MGI FUNDS PLC; CHEVRON UK PENSION PLAN; COMMONWEALTH BANK GROUP SUPER; ALASKA COMMON TRUST FUND; ISHARES MSCI BRAZIL ETF; TIFF MULTI-ASSET FUND; ALLIANCEBERNSTEIN COLLECTIVE INVESTMENT TRUST SERIES; ISHARES II PUBLIC LIMITED COMPANY; CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P  LAT A EQ FD; SUNSUPER SUPERANNUATION FUND; JOULE FUNDO DE INVESTIMENTO EM ACOES; DEUTSCHE LATIN AMERICA EQUITY FUND; GMAM INVESTMENT FUNDS TRUST; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; THE TEXAS EDUCATION AGENCY; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; PIMCO FUNDS GLOBAL INVESTORS SERIES PLC; GOVERNMENT OF SINGAPORE; FUTURE FUND BOARD OF GUARDIANS; TRILOGY INVESTMENT FUNDS PLC; BLUE CROSS AND BLUE SHIELD OF KANSAS INC.; STICHTING BEDRIJFSPENS ZORGVERZEKERAARS; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; IVESCO FTSE RAFI EMERGING MARKETS ETF; NORTHERN TRUST INVESTIMENT FUNDS PLC; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; ISHARES MSCI BRIC ETF; PEOPLE S BANK OF CHINA; PUBLIC SECTOR PENSION INVESTMENT BOARD; THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; COLLEGE RETIREMENT EQUITIES FUND; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL STOCK; EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND; CASEY FAMILY PROGRAM; STICHTING PENSIOENFONDS UWV; LEGAL  GENERAL INTERNATIONAL INDEX TRUST; ADVANCED SERIES TRUST - AST PARAMETRIC EME PORTFOLIO; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; GMAM GROUP PENSION TRUST III; JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; ISHARES III PUBLIC LIMITED COMPANY; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING; AMERICAN HEART ASSOCIATION, INC.; RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND; PICTET GLOBAL SELECTION FUND - G G M FUND; COMMONWEALTH GLOBAL SHARE FUND 22; COMMONWEALTH GLOBAL SHARE FUND 23; GAM MULTISTOCK; TRUST  CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F; ACADIAN EMERGING MARKETS EQUITY II FUND, LLC; BELLSOUTH CORPORATION RFA VEBA TRUST; HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO; WSIB INVESTMENTS PUBLIC EQUITIES POOLED FUND TRUST; XEROX CORPORATION RETIREMENT  SAVINGS PLAN; STICHTING PGGM DEPOSITARY; ARIZONA PSPRS TRUST; KAISER PERMANENTE GROUP TRUST; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; SCHWAB EMERGING MARKETS EQUITY ETF; LACM EMERGING MARKETS FUND L.P.; ISHARES MSCI EMERGING MARKETS ETF; THE MASTER T B J, LTD AS T OF DAIWA BRAZIL STOCK OPEN-RIO WI; TRUST  CUSTODY SERVICES BANK, LTD.RE: BRAZIL INFRASTRUCTURE; BNY MELLON TR  DEP (UK) LIM AS T OF IS EM MK EQ I FD (UK); POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF; HPE COMMON CONTRACTUAL FUND; UAW RETIREE MEDICAL BENEFITS TRUST; COMMONWEALTH EMERGING MARKETS FUND 6; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL INFRA; GMO GLOBAL EQUITY ALLOCATION INVESTMENT FUND; FIRST TRUST BICK INDEX FUND; CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND; WELLINGTON TRUST COMPANY N.A.; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; MACQUARIE INV MANAG LTD AS RESP ENT FOR ARROWST EM MKTS FD; ARROWSTREET GLOBAL EQUITY FUND; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; LEGAL  GENERAL GLOBAL EMERGING MARKETS INDEX FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F; HSBC EMERGING MARKETS POOLED FUND; NEUBERGER BERMAN INVESTMENT FUNDS PLC; CF DV EMERGING MARKETS STOCK INDEX FUND; SSGA MSCI ACWI EX-USA INDEX NON-

LENDING DAILY TRUST; BERESFORD FUNDS PUBLIC LIMITED COMPANY; TYCO ELETRONICS RETIREMENT SAVINGS INVESTMENT PLAN TRUST; FIRST TRUST BRAZIL ALPHADEX FUND; SSGA SPDR ETFS EUROPE I PLC; EUROPEAN CENTRAL BANK; EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD; TEXAS MUNICIPAL RETIREMENT SYSTEM; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; AB SICAV I - EMERGING MARKETS MULTI-ASSET PORTFOLIO; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI ACWI ETF; NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; AB CAP FUND, INC. - AB EMERGING MARKETS MULTI-ASSET PORT; EMPLOYEES RETIREMENT SYSTEM OF TEXAS; NGS SUPER; RUSSELL EMERGING MARKETS EQUITY FUND; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; VOYA EMERGING MARKETS INDEX PORTFOLIO; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND; ISHARES MSCI BRAZIL UCITS ETF USD (ACC); ARROWSTREET US GROUP TRUST; INVESCO SP EMERGING MARKETS MOMENTUM ETF; MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO; MERCER EMERGING MARKETS EQUITY FUND; MERCER QIF FUND PLC; USAA MASTER TRUST (PENSION  RSP); K INVESTMENTS SH LIMITED; ASCENSION ALPHA FUND, LLC; SQUADRA TEXAS LLC; COMMONWEALTH SUPERANNUATION CORPORATION; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; WATER AND POWER EMPLOYEES RETIREMENT PLAN; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; VICTORIAN SUPERANNUATION FUND; ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - A I ALL-C P S; CORNERSTONE ADVISORS GLOBAL PUBLIC EQUITY FUND; EMERGING MARKETS EQUITY FUND S OF M P F WORLD FUNDS, LLC; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; BLACKROCK GLOBAL INDEX FUNDS; THE GOVERNMENT OF HIS M THE S AND Y D-P OF BRUNEI DARUSSALAM; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; ST STR  RUSSELL RAFI GLOBAL EX-U.S INDEX NON LEN COMMON TR F; PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD; THE GENERAL MOTORS CANADIAN HOURLY-RATE EMPLOYEES PENSION PL; ADVANCED SERIES TRUST - AST AQR EMERGING MARKETS EQUITY PORT; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL MULTI-ASSET CORE; ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR; THE BUNTING EMERGING EQUITY TE LIMITED LIABILITY COMPANY; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; INVESCO MSCI EMERGING MARKETS EQUAL COUNTRY WEIGHT ETF; QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; ARR. CAP. IRE. LTD FAOBO ARR. GL. EQ. (GBP) CCF, A SF OACCF; STATE STREET IRELAND UNIT TRUST; GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND; THE BUNTING FAMILY EMERGING EQUITY LIMITED LIABILITY COMPANY; MAINSTAY MACKAY EMERGING MARKETS EQUITY FUND; KOPERNIK GLOBAL ALL CAP FUND; SPDR SP EMERGING MARKETS FUND; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; AQUILA EMERGING MARKETS FUND; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; INTERVENTURE EQUITY INVESTMENTS LIMITED; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; ADVANCED SERIES TRUST - AST PRUDENTIAL FLEXIBLE M-S P; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I; BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA E M E F; SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY; STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO; THE TIFF KEYSTONE FUND, L.P.; LEGAL  GENERAL GLOBAL EQUITY INDEX FUND; PGIM FUNDS PUBLIC LIMITED COMPANY; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; ARROWSTREET CAPITAL GLOBAL EQUITY ALPHA EXTENSION FUND L; AMERICAN CENT STRAT ASSET ALLOC INC MULTI-ASS INC FUND; ACADIAN EMERGING MARKETS ALPHA PLUS FUND TRUST; POOL REINSURANCE COMPANY LIMITED; LEGAL  GENERAL COLLECTIVE INVESTMENT TRUST; CATHOLIC INVESTOR INTERNATIONAL EQUITY FUND; LEGATO CAPITAL MANAGEMENT INVESTMENTS, LLC; ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND I; ARROWSTREET (CANADA) GLOBAL WORLD ALPHA EXTENSION FUND I; GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA   E M E ETF; RUSSELL INVESTMENT COMPANY RUSSELL MULTI-STRATEGY INCOME F; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; PIMCO RAE EMERGING MARKETS FUND LLC; RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND; GLOBAL DISCIPLINED EQUITY PRIVATE FUND, LLC; KOPERNIK INTERNATIONAL FUND; 7IM EMERGING MARKETS EQUITY VALUE FUND; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; COLONIAL FIRST STATE INVESTMENT FUND 10; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA

E FUND LIMITED; CATHOLIC ENDOWMENT FUND, LP; FSS EMERGING MARKET EQUITY TRUST; ARROWSTREET COLLECTIVE INVESTMENT TRUST; AB INTERNATIONAL STRATEGIC EQUITIES SERIES; SEGALL BRYANT  HAMILL EMERGING MARKETS FUND; THE BOARD OF THE PENSION PROTECTION FUND; GUIDEMARK EMERGING MARKETS FUND; NORTHERN TRUST UCITS FGR FUND; BERNSTEIN FUND, INC. - INTERNATIONAL STRATEGIC EQUITIES PORT; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I; FIRST TRUST RIVERFRONT DYNAMIC EMERGING MARKETS ETF; GAM STAR FUND PLC; KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP; KOPERNIK GLOBAL REAL ASSET FUND, LP; SYMMETRY COMPREHENSIVE EQUITY FUND; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US ALPHA EXT T FUND; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND; ACADIAN COLLECTIVE INVESTMENT TRUST; FIDELITY SALEM STREET T: FIDELITY TOTAL  INTE INDEX FUND; PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD; ISHARES IV PUBLIC LIMITED COMPANY; RUSSELL INVESTMENT COMPANY V PUBLIC LIMITED COMPANY; RUSSELL INVESTMENT COMPANY SELECT INTERNATIONAL EQUITY FUND; LEGAL  GENERAL ICAV; AQR EMERGING EQUITY EDGE FUND, L.P.; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; PRUDENTIAL INVESTMENT PORTFOLIOS 2 - PGIM QMA E. M. E. FUND; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST; CCL Q GLOBAL EQUITY MARKET NEUTRAL MASTER FUND LTD.; CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; OPPENHEIMER EMERGING MARKETS REVENUE ETF; OPPENHEIMER GLOBAL REVENUE ETF; STICHTING BLUE SKY PASSIVE EQUITY EMERGING MARKETS GLOBAL FU; RUSSELL INVESTMENT COMPANY MULTI-ASSET GROWTH STRATEGY FUND; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; THE COMMONWEALTH FUND; CADENCE GLOBAL EQUITY FUND L.P.; WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; LEGAL  GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC; INVESCO PUREBETASM FTSE EMERGING MARKETS ETF; VIRTUS GLOVISTA EMERGING MARKETS ETF; USAA MSCI EMERGING MARKETS VALUE MOMENTUM BLEND IN; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; RBC EMERGING MARKETS VALUE EQUITY FUND; PFM MULTI-MANAGER SERIES TRUST - PFM MULTI-MANAGER; TJ-NONQUALIFIED, LLC; VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL; NEW CHURCH INVESTMENT FUND; ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN); BRIDGEWATER PURE ALPHA STERLING FUND, LTD.; FIDELITY SALEM STREET TRUST: FIDELITY ZERO INTERNA; INVESCO STRATEGIC EMERGING MARKETS ETF; BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD.; BRIDGEWATER PURE ALPHA TRADING COMPANY LTD.; TJ-QUALIFIED, LLC; ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND; PUBLIC PENSION AGENCY; KOPERNIK GLOBAL COLLECTIVE INVESTMENT TRUST; SYMMETRY PANORAMIC GLOBAL EQUITY FUND; SYMMETRY PANORAMIC INTERNATIONAL EQUITY FUND; ELEMENTS EMERGING MARKETS PORTFOLIO

CLÁUDIA LEITE TEIXEIRA CASIUCH

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.